

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 30, 2014

<u>Via Email</u>
Anil Arora
President and Chief Executive Officer
Yodlee, Inc.
3600 Bridge Parkway, Suite 200
Redwood City, California 94065

> **Re: Yodlee, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 20, 2014**
> **CIK No. 0001161315**

Dear Mr. Arora:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 9, 2014.

<u>Business, page 93</u>

1.   We note your response to prior comment 10 that backlog disclosure would not be helpful to investors. However, it appears that the information you provided in the response letter would provide investors with material additional information regarding your contract amounts that are not reflected in other disclosure. To the extent that you believe that backlog information may not be a reliable indicator of future revenues, you may provide a statement to this effect.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-13

2.   We note your response to prior comment 14 that you believe the provisions of ASC 350-20-35-8A did not apply when you performed step one of the two-step quantitative test for goodwill impairment for the years ended December 31, 2011, 2012, and 2013, since the carrying value of the reporting unit determined as stockholders' equity plus mezzanine equity (convertible preferred stock that will be converted into the Company's common stock upon initial public offering) was positive as of the October 31, 2012 and 2013 respective impairment assessment dates. We also note in your response that your assessment of relevant qualitative factors and circumstances also indicated that at the annual impairment assessment dates, it was not more likely than not that a goodwill impairment existed. Please explain the basis for your conclusion that it was appropriate to include mezzanine equity as part of total carrying value of the reporting unit, and refer to the authoritative guidance that supports your conclusion. As part of your explanation, please discuss your consideration of ASC 480-10-S99. In addition, please revise your disclosures accordingly to include a discussion of the relevant qualitative factors and circumstances you considered in concluding that it was not more likely than not that goodwill was impaired.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Chris F. Fennell, Esq.
        Wilson Sonsini Goodrich & Rosati